

May 25, 2010

Mr. James H. Haddox
Chief Financial Officer, Quanta Services, Inc.
1360 Post Oak Blvd., Suite 2100
Houston, TX 77056

Re: Quanta Services, Inc.
Form 10-K for the year ended December 31, 2009
File No. 1-13831

Dear Mr. Haddox:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

    If you have any questions regarding our review of your filing, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Tricia Armelin, Senior Staff Accountant, at (202) 551-3747, or to the undersigned at (202) 551-3689.

                    Sincerely,

                    John Hartz
                    Sr. Asst. Chief Accountant